Filed Pursuant to Rule 433

Registration No. 333-231404

Final Term Sheet

March 19, 2021

U.S.$6,000,000,000

AT&T Inc.

U.S.$2,250,000,000 0.900% GLOBAL NOTES DUE 2024

U.S.$3,000,000,000 1.700% GLOBAL NOTES DUE 2026

U.S.$750,000,000 FLOATING RATE GLOBAL NOTES DUE 2024

ISSUER:	AT&T Inc. (“AT&T”)

TITLE OF SECURITIES:

0.900% Global Notes due 2024 (the “2024 Notes”) and

1.700% Global Notes due 2026 (the “2026 Notes” and, together with the 2024 Notes, the “Fixed Rate Notes”)

Floating Rate Global Notes due 2024 (the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Notes”)

TRADE DATE:	March 19, 2021

SETTLEMENT DATE (T+2):	March 23, 2021

MATURITY DATE:	March 25, 2024, at par, for the 2024 Notes March 25, 2026, at par, for the 2026 Notes March 25, 2024, at par, for the Floating Rate Notes

AGGREGATE PRINCIPAL AMOUNT OFFERED:	$2,250,000,000 for the 2024 Notes $3,000,000,000 for the 2026 Notes $750,000,000 for the Floating Rate Notes

PRICE TO PUBLIC (ISSUE PRICE):	99.905% for the 2024 Notes 99.833% for the 2026 Notes 100.000% for the Floating Rate Notes

GROSS SPREAD:	0.200% for the 2024 Notes 0.250% for the 2026 Notes 0.200% for the Floating Rate Notes

PRICE TO AT&T:	99.705% for the 2024 Notes 99.583% for the 2026 Notes 99.800% for the Floating Rate Notes

NET PROCEEDS:	$2,243,362,500 for the 2024 Notes $2,987,490,000 for the 2026 Notes $748,500,000 for the Floating Rate Notes

USE OF PROCEEDS:	AT&T intends to use the proceeds for general corporate purposes, including pending spectrum acquisitions.

UNDERWRITERS’ REIMBURSEMENT OF AT&T’S EXPENSES:	Underwriters to reimburse $1,300,000 of AT&T’s expenses.

INTEREST RATE:	0.900% per annum for the 2024 Notes 1.700% per annum for the 2026 Notes Compounded SOFR plus 64 basis points for the Floating Rate Notes

INTEREST PAYMENT DATES:

For the Fixed Rate Notes: Semiannually on each March 25 and September 25, commencing on September 25, 2021.

For the Floating Rate Notes: Quarterly on each March 25, June 25, September 25 and December 25, commencing on June 25, 2021; provided however, that if any such interest payment date would fall on a day that is not a business day, other than the interest payment date that is also the date of maturity, that interest payment date will be postponed to the next succeeding business day, unless the next succeeding business day is in the next succeeding calendar month, in which case such interest payment date shall be the immediately preceding business day; and provided further, that if the date of maturity is not a business day, payment of principal and interest will be made on the next succeeding business day and no interest will accrue for the period from and after such date of maturity.

DENOMINATIONS:	Minimum of $2,000 and integral multiples of $1,000 thereafter

OPTIONAL REDEMPTION:	Fixed Rate Notes: Each series of the Fixed Rate Notes may be redeemed at any time prior to the applicable Par Call Date (as set forth in the table below), as a whole or in part, at our option, at any time and from time to time on at least 10 days’, but not more than 40 days’, prior notice at a make-whole call equal to the greater of (i) 100% of the principal amount of the Fixed Rate Notes of such series to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury rate plus a number of basis points equal to the applicable Make-Whole Spread (as set forth in the table below), in each case as further described in the Preliminary Prospectus Supplement. Each series of the Fixed Rate Notes may be redeemed at any time on or after the applicable Par Call Date, as a whole or in part, at our option, at any time and from time to time on at least 10 days’, but not more than 40 days’, prior notice at a redemption price equal to 100% of the principal amount of such series of the Fixed Rate Notes to be redeemed. Accrued interest but unpaid will be payable to the redemption date.

Series	Par Call Date	Make-Whole Spread
2024 Notes	March 25, 2022	10 bps
2026 Notes	March 25, 2023	15 bps

Floating Rate Notes: The Floating Rate Notes may be redeemed at any time on or after March 25, 2022, as a whole or in part, at our option, at any time and from time to time on at least 10 days’, but not more than 40 days’, prior notice at a redemption price equal to 100% of the principal amount of the Floating Rate Notes to be redeemed. Accrued interest but unpaid will be payable to the redemption date.

TAX GROSS UP:	Comparable to prior AT&T transactions.

TAX CALL:	Comparable to prior AT&T transactions.

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of May 15, 2013, between AT&T and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will be AT&T’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

RATINGS:	Moody’s: Baa2 (Stable) S&P: BBB (Negative) Fitch: BBB+ (Stable)

JOINT BOOKRUNNERS:	Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Mizuho Securities USA LLC

SENIOR CO-MANAGERS:	Commerz Markets LLC, HSBC Securities (USA) Inc., ICBC Standard Bank Plc, Loop Capital Markets LLC

CO-MANAGERS:	AmeriVet Securities, Inc., Bancroft Capital LLC, CastleOak Securities, L.P., MFR Securities, Inc., Mischler Financial Group, Inc., Penserra Securities LLC, R. Seelaus & Co., LLC and Stern Brothers & Co.

CUSIP NUMBER:	00206R MJ8 for the 2024 Notes 00206R ML3 for the 2026 Notes 00206R MH2 for the Floating Rate Notes

ISIN NUMBER:	US00206RMJ85 for the 2024 Notes US00206RML32 for the 2026 Notes US00206RMH20 for the Floating Rate Notes

REFERENCE DOCUMENT:	Preliminary Prospectus Supplement, dated March 19, 2021; Prospectus, dated May 13, 2019

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING BARCLAYS CAPITAL INC. AT 1-888-603-5847 (TOLL FREE), CITIGROUP GLOBAL MARKETS INC. AT 1-800-831-9146 (TOLL FREE), J.P. MORGAN SECURITIES LLC AT 1-212-834-4533 OR MIZUHO SECURITIES USA LLC AT 1-866-271-7403 (TOLL FREE).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.